February 17, 2017

Maryse Mills-Apenteng

Special Counsel Office of Information Technologies and Services

Re: Eternal Speech, Inc.

Amendment No. 9 to Registration Statement on Form S-1

Filed January 30, 2017

File No., 333-205720

Re: Letter dated February 13, 2017

Thank you for your comments and assistance on our filing, as per your suggestions please find an outline of the amendments made to the above referred Document.

Item 16. Exhibits and Financial Statement Schedules

Exhibit 16.1

1. Please obtain a revised consent letter from your former independent accountant that addresses the disclosure contained in this registration statement, as opposed to the disclosure contained in your Form 8-K filed December 13, 2016.

The Company has attached a revised consent letter and 16.1 exhibit letter.

Sincerely,

s/Suthep Thepchit

Suthep Thepchit

Eternal Speech, Inc.

President

www.eternalspeech.com

suthep.thepchit@eternalspeech.com

Phone: (775)562-0589